[redacted]

AB 2/27

SEC Mail Processing Section

SECURITI 08026163 ON

FEB 22 2008

Washington, DC 106

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65456 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Pharma Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 Worcester Road Suite 309
(No. and Street)

Framingham MA 01701
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Babb 508-663-2105
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carlin, Charron + Rosen, LLP
(Name – *if individual, state last, first, middle name*)

1400 Computer Drive Westborough MA 01581
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Richard Babb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Pharma Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard Babb
Signature

CFO
Title

Cathy B. Weaver
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# COMMONWEALTH PHARMA SECURITIES, LLC

## FINANCIAL STATEMENTS
## AND
## SUPPLEMENTAL SCHEDULES

## FOR THE YEAR ENDED DECEMBER 31, 2007

## WITH

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CCR

CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors

## COMMONWEALTH PHARMA SECURITIES, LLC

Table of Contents

CCR
CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors
1400 Computer Drive | Westborough, MA 01581 | 508.926.2200 | 508.616.2943 fax | www.ccrgroup.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
**Commonwealth Pharma Securities, LLC**
Framingham, Massachusetts

We have audited the accompanying statement of financial condition of **Commonwealth Pharma Securities, LLC** as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Commonwealth Pharma Securities, LLC** at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carlin Charron & Rosen LLP
Westborough, Massachusetts
January 21, 2008

## COMMONWEALTH PHARMA SECURITIES, LLC

Statement of Financial Condition
December 31, 2007

---

Assets

| | | |
|---|---|---|
| Cash | $ | 264,480 |
| Prepaid expenses | | 102 |
| Total assets | **$** | **264,582** |

Member's Equity

| | | |
|---|---|---|
| Member contributions | $ | 48,765 |
| Retained earnings | | 215,817 |
| Total member's equity | **$** | **264,582** |

See notes to financial statements

## COMMONWEALTH PHARMA SECURITIES, LLC

Statement of Income
For the Year Ended December 31, 2007

| | |
|---|---|
| Revenue | $ 35,000 |
| Expenses | |
| Regulatory fees and expenses | |
| FINRA registration | 2,495 |
| Other expenses | |
| Accounting and audit fees | 9,530 |
| Consulting | 3,750 |
| Insurance | 1,155 |
| Delaware franchise tax | 200 |
| Legal | 320 |
| | 14,955 |
| Operating income | 17,550 |
| Interest income | 8,260 |
| **Net income** | **$ 25,810** |

See notes to financial statements

## COMMONWEALTH PHARMA SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2007

| | Member contributions | Retained Earnings | Total member's equity |
|---|---|---|---|
| Balances at January 1, 2007 | $ 48,765 | $ 215,007 | $ 263,772 |
| Net income | - | 25,810 | 25,810 |
| Member distributions | - | (25,000) | (25,000) |
| Balances at December 31, 2007 | **$ 48,765** | **$ 215,817** | **$ 264,582** |

See notes to financial statements

COMMONWEALTH PHARMA SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2007

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net income | $ | 25,810 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Decrease in prepaid expenses | | 8,975 |
| Net cash provided by operating activities | | **34,785** |
| Cash flows from financing activities | | |
| Member distributions | | **(25,000)** |
| Net increase in cash | | 9,785 |
| Cash - beginning | | 254,695 |
| Cash - ending | **$** | **264,480** |

See notes to financial statements

## 1. Nature of Operations

Commonwealth Pharma Securities, LLC (the Company), a Delaware limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed in 2002 and received FINRA approval and registered with the SEC as a broker-dealer in January 2003. The Company acts as an agent for the issuer of corporate securities for private placements per the management agreement with FINRA. The Company is a single member LLC.

## 2. Summary of Significant Accounting Policies

*Revenue recognition*

The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Income Taxes*

The sole member of the Company has elected to have the Company taxed as a single-member LLC. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected in the personal income tax returns of the member.

**3. Net Capital Requirements**

The Company, as a registered broker-dealer, is subject to the SEC's Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-l requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed eight times net capital. At December 31, 2007 the Company had net capital as defined of $259,362, which exceeded the required net capital by $254,362. The ratio of aggregate indebtedness to net capital at December 31, 2007 was 0 to 1.

**4. Related Party Transactions**

The Company is under 100% common ownership with Apeiron Partners LLC (Apeiron). The Company entered into a management agreement with Apeiron on June 30, 2002, whereby Apeiron assumes and pays all expense related to the day to day operations of the Company. In exchange, the Company is obligated to pay 30% of all revenues generated to Apeiron. No amounts were paid to Apeiron under this agreement during 2007.

**5. Concentrations of Credit Risk**

The Company has cash balances in certain financial institutions in amounts which occasionally exceed current federal deposit insurance limits. The financial stability of these institutions is continually reviewed by senior management to evaluate and manage the credit risk related to cash deposits.

## COMMONWEALTH PHARMA SECURITIES, LLC

Schedule I - Computation of Net Capital for
Broker-Dealers pursuant to Rule 15c3-1
As of December 31, 2007

| | | |
|---|---|---|
| Capital | | |
| Member contributions | $ | 48,765 |
| Retained earnings | | 215,817 |
| Total capital | | **264,582** |
| Unallowable assets and liabilities | | |
| Prepaid expenses | | 102 |
| Total unallowable assets and liabilities | | **102** |
| Haircut | | 5,118 |
| Net capital | $ | 259,362 |
| Aggregate indebtedness from statement of financial condition | | |
| Accrued expenses | $ | - |
| Minimum net capital required | $ | 5,000 |
| Excess net capital | **$** | **254,362** |
| Ratio of aggregate indebtedness to net capital | | **0 to 1** |

Continued--

COMMONWEALTH PHARMA SECURITIES, LLC

Schedule I - Computation of Net Capital for
Broker-Dealers pursuant to Rule 15c3-1 (Continued)
As of December 31, 2007

---

Net capital of $259,362 does not differ from the amount reported by Commonwealth Pharma Securities, LLC in Part II of the FOCUS Report on Form X-17a-5 at December 31, 2007.

## COMMONWEALTH PHARMA SECURITIES, LLC

Schedule II - Computation of Determination of Reserve
Requirement pursuant to Rule 15c3-3
As of December 31, 2007

---

Commonwealth Pharma Securities, LLC is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).

CCR
CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors
1400 Computer Drive | Westborough, MA 01581 508.926.2200 508.616.2943 fax www.ccrgroup.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Member
**Commonwealth Pharma Securities, LLC**
Framingham, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of **Commonwealth Pharma Securities, LLC** for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of difference required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Westborough, Massachusetts
January 21, 2008